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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-152649

CERIDIAN CORPORATION

 (Exact name of registrant as specified in its charter)

3311 East Old Shakopee Road

Minneapolis, Minnesota 55425

(952) 853-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11¼% Senior Notes due 2015

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	23

Pursuant to the requirements of the Securities Exchange Act of 1934, Ceridian Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2009

CERIDIAN CORPORATION

By:	/s/ Michael W. Sheridan
	Name:	Michael W. Sheridan
	Title:	Executive Vice President, General Counsel and Corporate Secretary